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August 29, 2019
John S. Marten Shareholder +1 312 609 7753 jmarten@vedderprice.com

Via EDGAR U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Asset Management Fund

Post-Effective Amendment No. 96 under the Securities Act of 1933 and Amendment No. 98 under the Investment Company Act of 1940

File Nos. 002-78808 and 811-03541

To the Commission:

On behalf of Asset Management Fund (the “Registrant”), we are transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant’s Post-Effective Amendment No. 96 to its Registration Statement on Form N-1A (Amendment No. 98 under the 1940 Act), including exhibits (the “Amendment”).

The Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(1) under the 1933 Act to incorporate supplements to the Trust’s registration statement previously filed under Rule 497 of the Securities Act of 1933 and make other changes. All changes are marked.

Please contact the undersigned at (312) 609-7753 if you have any questions or comments regarding the filing.

Very truly yours, /s/ John S. Marten John S. Marten

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